Exhibit 4.22

EMPLOYMENT AGREEMENT

THE UNDERSIGNED:

1.	The public limited liability company QIAGEN N.V., having its registered office at Spoorstraat 42 – 52, NL - Venlo, in this matter duly represented by Mr. Peer M. Schatz, hereinafter to be referred to as the ‘Company’;

and

2.	Roland Sackers, residing at [Private Address], hereinafter to be referred to as the ‘Deputy Managing Director’;

WHEREAS

•	The Company was established in 1996 and Mister Sackers has been appointed as the Statutory Deputy Managing Director of the Company;

•	the Company and the Deputy Managing Director hereby confirm the employment conditions of the Deputy Managing Director as follows:

Article 1: Rights and obligations

1.	As the Statutory Deputy Managing Director of the Company, the Deputy Managing Director has all rights and obligations as laid down in the law, in the articles of association of the Company and in any and all instructions that are or may be adopted by the Company.

2.	The Deputy Managing Director shall undertake every effort in order to further the interests of the Company.

3.	The Deputy Managing Director shall refrain from accepting compensation or payment for activities or occupations other than pursuant to this agreement without the prior consent of the supervisory board of the Company.

Article 2: Duties

1.	The Deputy Managing Director will hold the position of CFO for the Company.

2.	Without the Company’s prior written consent, the Deputy Managing Director will not perform any other work for pay during his employment term, nor will he, alone or with other persons, directly or indirectly, establish or conduct a business that is competitive with the Company’s business, whatever its form, or take any financial interest in or perform work gratuitously or for remuneration for such a business.

Article 3: Commencement, term and notice

The employment contract is in force since 01.01.2004 up to 31.12.2006. A tidy notice of the contract up to the end of the contract running time is on both sides impossible. The contract extends by twenty-four months, if one of the parties indicates different parties the renewel in writing in each case to that twelve months before contract end. Notice may be given only in writing.

Article 4: Salary

The Deputy Managing Director will receive a gross annual salary of EURO 56.388,— including an annual holiday allowance of 8% of the gross basic annual salary. The Deputy Managing Director shall receive an annual completion bonus in the amount of EURO 14.097,— by 100% completion of objectives. Milestones for goal achievement are newly redefined every calendar year.

Article 5: Expense Allowance

The Company will compensate the Deputy Managing Director for expenses directly related to the performance of his work, but only insofar as that compensation may be provided tax free and premium free. We refer to the current expense policy.

Article 6: Holidays

The Deputy Managing Director is entitled to take holidays whenever that is possible under his business responsibilities, maximum 30 days per year.

Article 7: Insurances

The Company will not take out any insurances for the Deputy Managing Director other than customary or required for business activities carried out by QIAGEN N.V.

The insurances is part of the contract between the Deputy Managing Director and the QIAGEN GmbH.

The company will take out a D& O insurance for the Deputy Managing Director. Any material change from the actual D&O insurance has to be confirmed by the Deputy Managing Director. It is agreed, that the Deputy Managing Director in his function as CFO is responsible for the timely and adequate D&O insurance coverage and as such shall be involved and responsible

Article 8: Non-competition Clause

1.	For a period of 1 year after the termination of the employment contract, the Deputy Managing Director may not, without the Company’s prior written consent, engage in any activities that in any way whatsoever directly or indirectly compete with the Company in the nucleic acid handling separation and/or purification industry or a company affiliated with it, and the Deputy Managing Director may not establish, conduct (alone or with others) or cause the conduct of any competing business or take any interest in or be employed in any way whatsoever by such business, whether or not for consideration.

2.	For such a Non-competition Clause of trade a Remuneration is intended at at value of 50% of the last yearly basic salary, which is paid off in Netherlands. For each month of an injury of the restraint of trade a contractual penalty of a gross monthly salary becomes due. With durable injury the contractural penalty is again incurred the loss for each month.

3.	Upon each breach of the non-competition clause contained in this Article, the period referred to in paragraph 1 will be extended by the duration of that breach.

Article 9: Confidentiality

Neither during the term of the employment contract nor upon termination thereof may the Deputy Managing Director inform any third party in any form, directly or indirectly, of any particulars concerning or related to the business conducted by the Company or its affiliated companies, which the Deputy Managing Director could reasonably have known were not intended for third parties, regardless of whether such information includes any reference to its confidential nature or ownership and regardless of how the Deputy Managing Director learned of the particulars.

Article 10: Return of Property

Upon termination of the employment contract, the Deputy Managing Director will be obliged to immediately return to the Company all property belonging to the Company, including materials, documents and information copied in any form whatsoever, articles, and keys.

Article 11: Applicable Law

This employment contract and the appendices/schedules will be governed by the laws of the Netherlands.

The Change of Control agreement as of September 30, 2002 between the company and the Deputy Managing Director will be continue to be effective as attached.

This agreement replaces all other prior employment agreements concluded between the Deputy Managing Director and the Company. In addition the expatriation contract is part of the employment agreement.

Drawn	up in duplicate originals and signed in Hilden on August 5th, 2004.

/s/ Peer M. Schatz

/s/ Dr. Detlev H. Riesner	/s/ Roland Sackers
COMPANY	DEPUTY MANAGING DIRECTOR

Attachment:

QIAGEN N.V.

CHANGE IN CONTROL

AGREEMENT

This Agreement is entered into as of the 30th day of September, 2002 by and between QIAGEN N.V., a corporation organized under the laws of the Netherlands (the “Company”) and Roland Sackers (the “Executive”).

WHEREAS the Executive is Employee of the Company and has been employed in such capacity since 1996;

WHEREAS because of the skills and experience of the Executive and his knowledge of the Company, his service to the Company is very important to the future success of the Company;

WHEREAS the Executive desires to enter into this Agreement to provide him with certain financial protection in the event of a change in control of the Company; and

WHEREAS the Board of Directors of the Company has determined that it is in the best interests of the Company to enter into this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive agree as follows:

1. Change in Control Defined. As used herein, a “Change in Control” shall be deemed to have occurred if (i) there is a sale or transfer of all or substantially all of the assets of the Company in one or a series of transactions; or (ii) there is a merger or consolidation of the Company whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) more than 50% of the total voting power represented by the voting securities of the Company or such surviving entity or parent of such corporation outstanding immediately after such merger or consolidation.

2. Vesting on a Change in Control. Upon the effective date of a Change in Control, all options to purchase common shares of the Company held by Executive as of such date and granted to the Executive after execution of this Agreement) shall be immediately 100% fully vested and shall be otherwise exercisable in accordance with the terms of the stock option agreement, pursuant to which they were granted.

3. Compensation. In the event that there is a Change in Control, the Company shall pay to the Executive a single payment equal to (a) five times the Executive’s annual salary during the preceding one-year period, including the year of such termination, plus (b) 100% of the Executive’s annual bonus as agreed prior to the Change of Control.

4. No Duplication of Compensation or Benefits. The Executive’s compensation set forth in Sections 2 and 3 above shall replace, and be provided in lieu of, any severance compensation and benefits that may be provided to Executive under any other agreement, with the exception of approved agreements with subsidiaries of QIAGEN N.V.; provided, that this prohibition against duplication shall not be construed to otherwise limit

Executive’s rights as to payments or benefits provided under any pension plan, deferred compensation, stock, stock option or similar plan sponsored by the Company; and further provided, that notwithstanding the foregoing, all other rights and obligations set forth in Executive’s Employment Agreement shall continue as provided for therein.

5. Enforceability; Reduction. If any provision of this Agreement shall be deemed invalid or unenforceable as written, this Agreement shall be construed, to the greatest extent possible, or modified, to the extent allowable by law, in a manner which shall render it valid and enforceable and any limitation on the scope or duration of any provision necessary to make it valid and enforceable shall be deemed to be a part thereof. No invalidity or unenforceability of any provision contained herein shall affect any other portion of this Agreement.

6. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the specific subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

7. Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto.

8. Assignment. The rights and obligations under this Agreement may not be assigned by either party hereto without the prior written consent of the other party.

9. Benefit. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

10. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the Netherlands, without giving effect to the conflict of law principles thereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

COMPANY:

QIAGEN N.V.

By:	/s/ Dr. Detlev H. Riesner
Chairman of the Supervisory Board

EXECUTIVE:

/s/ Roland Sackers
[____________________________